

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 25, 2013

Via E-mail
Jeffrey S. Niew
President and Chief Executive Officer
Knowles Corporation
1151 Maplewood Drive
Itasca, IL 60143

>   **Re: Knowles Corporation**
>   **Registration Statement on Form 10**
>   **Filed September 30, 2013**
>   **File No. 001-36102**

Dear Mr. Niew:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please file your exhibits, such as the separation and other agreements with Dover Corporation, as soon as practicable. We will need adequate time to review, and, if necessary, comment upon your disclosure regarding them.

2. You indicate on page 112 that you expect to receive a Tax Opinion on certain aspects of the separation addressed by the IRS in the IRS Ruling. Please identify counsel who will provide this tax opinion. Please also advise whether you will file this opinion as an exhibit or attach it as an appendix.

3. We note a number of blank spaces throughout your information statement concerning conversion ratios, among other things. Please include this disclosure in your revised information statement as soon as practicable. Note that we may have additional comments once you have provided this disclosure.

Exhibit 99.1 Information Statement

Information Statement Summary, page 1

4. We note your statement that you have a "leading" position in acoustic, oscillator and capacitor components. Please revise to indicate the measure by which you determined that you are a leading provider, be it based on revenues, market share, or some other standard.

5. Please revise your summary to disclose the material payments to be made by you to Dover in connection with the spin-off, including, without limitation, any dividend payments or intercompany debt repayments.

6. Please revise your summary to discuss your expectations regarding your executive team. We note that Mr. Niew is the only member appointed to serve on your executive team following the separation.

Knowles Post-Separation Relationship with Dover, page 3

7. We note that you intend to enter into various agreements with Dover to effect the spin-off transaction and provide a framework for your relationship with Dover following the separation. Please identify the agreements you intend to enter into with Dover in connection with the spin-off transaction, including any transition services, tax-sharing or other agreements. Please briefly describe the material terms of these agreements including duration, fees and termination rights.

Questions and Answers about the Separation, page 5

8. Please revise your question and answer to discuss appraisal rights.

Summary of the Separation and Distribution, page 12

9. Please revise your summary to discuss the material terms of your relationship with Dover following the separation, including a list of post-closing agreements.

10. Please disclose material closing conditions and material terms in your certificate of incorporation, including any provisions that might have anti-takeover effects.

11. Please address the material costs that will be incurred in connection with the separation, including new indebtedness, dividends, repayment of intercompany receivables, etc.

<u>Summary Historical and Pro Forma Financial Data, page 16</u>

12. Since you are presenting "Free Cash Flow," please also present cash flows from investing and financing activities.

<u>Risk Factors, page 18</u>

<u>Knowles' results may be impacted by domestic and international…, page 18</u>

13. Please identify the countries where you have significant operations, including sales and/or manufacturing.

<u>Knowles' effective tax rate may fluctuate…, page 21</u>

14. We note your disclosure that your tax rate is favorably impacted by a significant tax incentive in a certain jurisdiction. Please identify the jurisdiction that has provided this tax benefit and the material terms of the benefit, including its duration.

<u>Knowles depends on a limited number of customers…, page 24</u>

15. Please identify the customer that accounted for over 10% of your revenue in 2012 and 2011.

<u>Cautionary Note Concerning Forward-Looking Statements, page 35</u>

16. Please note that reliance upon the safe harbor protections for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be. Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operation, page 45</u>

17. Please revise your overview to provide additional disclosure regarding performance trends in your specialty components segment. This disclosure should address revenue growth, or declines, over the last several years and management's expectations for this segment going forward, including growth expectations.

18. Please revise your overview to address geographic trends in your operations. We note your disclosure on page 53 that you have reduced headcount in Europe and North America and increased headcount in Asia. Please provide a discussion of your current operations based on geography including identifying the primary markets where you manufacture, market and sale your products. This discussion should also address any limitations on your ability to repatriate profits from foreign markets to the US.

Results of Operations, page 49

19. Please expand/revise your discussion under results of operations for all periods to:

- Provide a more robust explanation for the changes in line items within your statements of income. For example, in the revenue section, you refer to increases in demand for components for the smartphone market, among others. You should separately quantify the increases in components, microphone applications and MEMs microphone volumes, including the offsetting decreases in acoustic components and strategic pricing initiatives.

- Please also provide a detailed discussion of cost of goods sold in order to help explain the change in gross profit. For example, you should quantify and explain whether and why the cost of raw materials, parts and labor increased or decreased.

- Provide insight into the underlying business drivers or conditions that contributed to these changes. For example, you should describe material conditions in your Asian, European and U.S. markets and how they effected changes in revenues and cost of goods sold.

  This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion. See Item 303(a)(3) of Regulation

Financial Condition, page 57

20. Given your foreign operations, please enhance your disclosure to address the following:

- Disclose the amount of foreign cash and cash equivalents you have as compared to your total amount of cash and cash equivalents as of June 30, 2013 and December 31, 2012; and

- Discuss the fact that if the foreign cash and cash equivalents are needed for your commitments in the U.S., you would be required to accrue and pay U.S. taxes to repatriate these funds but your intent is to permanently reinvest these foreign amounts outside the U.S. and your current plans do not demonstrate a need to repatriate the foreign amounts to fund your U.S. operations, if true. Refer to Item 303(a)(1) of Regulation S-K, SEC Release 33-8350 Section IV and Financial Reporting Codification 501.06.a.

21. Please revise your discussion of cash flow from operating activities to discuss the underlying drivers impacting the changes in working capital. Simply identifying that components of working capital changed does not provide a sufficient basis to analyze

your cash flow from operating activities. Refer to the Interpretive Guidance in SEC Release 33-8350.

22. Please revise your discussion of financing activities to discuss the impact of future events such as the stock offering and any significant potential stock option exercises subsequent to the offering. We refer you to the Interpretive Guidance in SEC Release 33-8350.

Operating Activities, page 58

23. Disclose the aggregate amount of your outstanding intercompany net notes payable for the periods discussed.

Critical Accounting Policies, page, page 61

Other Intangible and Long-Lived Assets, page 62

24. We note a material increase in capitalized patent protection costs during the year ended December 31, 2012 and the quarters ending June 30, 2013, as compared to prior fiscal years. Please explain and disclose why management believes in its judgment that there was an increase in discernible value resulting from the defense and that the circumstances surrounding the probability of the successful outcome.

Compensation Discussion and Analysis, page 80

25. Please provide a summary at the beginning of this section discussing the specific ways in which you expect that your compensation policy will differ from Dover.

Financial Statements

Note 2. Summary of Significant Accounting Policies, page F-8

Financial statement presentation, page F-8

26. Please disclose your estimate of what the expenses would have been on a stand-alone basis. Refer to SAB 1.B. We note your disclosure on pages F-13 and F-40.

Revenue Recognition, page F-11

27. Please tell us whether the product sales are recognized on a net basis. Also tell us, and if material, disclose how and when you recognize sales discounts, refunds and returns and quantify the amounts.

Risk, retention, insurance, page F-12

28. Please disclose the amount of the accrual, if material, or disclose either the accrual is not material or there is no accrual.

Note 11. Income Taxes, page F-20

29. We note your statement that "due to a lack of significant positive evidence" you established a valuation allowance on all U.S federal and certain U.S. state and foreign deferred tax assets. Please explain in greater detail here, and in your Critical Accounting Policies, the negative evidence you evaluated leading you to conclude that an allowance was needed on all U.S. and certain U.S. state and foreign deferred tax assets. Furthermore provide disclosures on how you arrived at the estimate, including the assumptions and estimates used to determine the valuation allowance.

30. Furthermore, we refer you page F-21, please explain and clarify the nature of the significant tax incentive, and if it is an investment tax credit, please disclose the method of accounting for investment tax credits (deferral method or flow-through method) and related amount used in the determination of income tax expense.

Note 14. Employee Benefit Plans, page F-26

31. In regard to your defined benefit pension plan for eligible U.S. employees and retirees, we note that Dover will maintain and service this obligation at the distribution date, please tell us whether the U.S. defined benefit pension plan is closed and whether you have any contractual or other legal obligations for any costs or funding shortfalls.

32. In regard to your non-U.S. employee defined benefit pension plans, we note that expected return on plan assets, discount rates and wage increases for foreign plans will vary significantly depending on the applicable country. Variations result from differing regulations as to where plan assets may be invested and from differing inflation rates assumed for each jurisdiction. Please tell us and disclose whether any of the foreign plans use significantly different assumptions, allowing investors to better understand the trends that may impact your postretirement benefit obligations.

33. Please tell us and disclose whether you have any other material postretirement employee benefit (OPEB) plans besides the pensions.

Note 16. Segment Information, page F-31

34. Please disclose the total assets for each reportable segment or tell us why such disclosure is not required. We note your disclosure on page 46 and your goodwill by segment disclosure on page F-16. Refer to ASC 280-10-50-22 and 26.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Joe Cascarano, Staff Accountant, at (202) 551-3376 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact Brandon Hill, Attorney Advisor, at (202) 551-3268, Paul Fischer, Attorney Advisor, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director